July 6, 2016

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	International Business Machines Corporation
SEC Comment Letter dated June 21, 2016
SEC File No. 1-02360

Dear Ms. Blye:

International Business Machines Corporation (“IBM”) is submitting the following responses to the Staff’s comment letter dated June 21, 2016 on the company’s Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on February 23, 2016.

Form 10-K for the Year Ended December 31, 2015

General

1.              On your website you identify Sudan as a country from which you accept requests for technical support. As you are aware, Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include information about contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through direct or indirect arrangements, since your letter to us dated September 10, 2012. You should describe any products, technologies, technical support or services you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts with the government of Sudan or entities it controls.

Response: IBM complies with all applicable U.S. economic sanctions and export laws and regulations, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State.  In that regard, IBM has no subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Sudan.  Additionally, IBM has no past, current or anticipated contacts with Sudan, directly or indirectly, since our letter to the SEC dated September 10, 2012.  IBM has not, directly or indirectly, provided any products or services, to Sudan, and has not engaged in any business with the government of Sudan or entities it controls.   Further, IBM has no plans to pursue any business activities in Sudan while U.S. economic sanctions remain in place.

The reference on IBM’s website to technical support for Sudan was included in error.  As noted above, IBM does not provide products or services, including technical support services, directly or indirectly, in Sudan.  The website has since been corrected to remove reference to Sudan.

2.              You stated in the referenced letter that you had no plans to pursue business activities in Sudan or Syria while they remain subject to U.S. economic sanctions. Please tell us whether this is still the case regarding Syria. If you have engaged in, or plan to engage in, business activities in Syria since your letter, please provide us the same information about your contacts with Syria as we request above regarding any contacts with Sudan.

Response: IBM complies with all applicable U.S. sanctions and export laws and regulations, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State.  In that regard, IBM has not engaged in activities in Syria since our letter dated September 10, 2012 and has no plans to pursue or engage in business activities while they remain subject to U.S. economic sanctions.

3.              Please discuss for us the materiality of any contacts with Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As described in our responses above, IBM does not have any contacts with Sudan and Syria and therefore has no quantitative amounts or qualitative factors to provide.

In response to your letter, the company also acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Gregg Nelson, Vice President & Chief Accountant, 1 New Orchard Road, Armonk, New York  10504, (914) 499-5260

Sincerely,

/s/ Stanley J. Sutula III
Stanley J. Sutula III
Vice President and Controller